Room 3106, Building B s #39 East 3rd Ring Middle Road s Chaoyang District s

Beijing 100022 s People’s Republic of China s (+86) 105869-3011

July 2, 2015

Susan Block, Attorney Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Shineco, Inc.

Registration Statement on Form S-1

Submitted March 16, 2015

File No. 333-202803

Dear Ms. Block:

On behalf of Shineco, Inc. (the “Registrant”) and in response to the comments set forth in your letter dated March 27, 2015, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Amendment No. 1 to Registration Statement on Form S-1 (the “Amendment”). Factual information provided herein has been provided by the Registrant. Capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement unless otherwise defined herein. We have also enclosed one clean copy and two redlined copies of the Amendment for your review.

General

1.	We note, in January 2015, the Ministry of Commerce of China released a discussion draft of proposed legislation, for public comment, which appears to set out a plan for overhauling Chinese foreign investment laws. Please amend your registration statement to disclose, if material, the discussion draft, including how the proposed changes may impact your VIE structure. In this regard, we note that neither the Risk Factors section on page 9 nor the Chinese Laws and Regulations section on page 41 reference or discuss this new proposed legislation.

We acknowledge the comment and have revised the Registration Statement to include updated disclosure regarding the proposed legislation. The new disclosure appears on pages 12 and 21, and is set forth below.

Proposed legislation in the PRC could adversely affect our corporate structure, corporate governance and business operations.

In January 2015, China’s Ministry of Commerce, or MOFCOM, released a discussion draft of the proposed Foreign Investment Law (“Discussion Draft”), soliciting comments from the public. The Discussion Draft is aimed to replace, upon its enactment, existing laws regulating foreign investments in China with a uniform law and, if adopted, could affect a wide range of foreign entities, including our Company, and investments generally in China.

Susan Block, Attorney Advisor

July 2, 2015

The proposed legislation is just a draft proposal at this time, and it is uncertain when, if ever, MOFCOM will submit the final version of the proposed law to the PRC’s National People’s Congress for review and passage. The proposed legislation may never be submitted for approval, or if submitted it may not be passed by the National People’s Congress. Alternatively, the version submitted (or approved) may be materially different than the current proposed draft. Thus, like any proposed legislation, the potential impact of such legislation on foreign investments in China and the business operations of China-based companies is unknown. We are currently working with our legal and accounting advisers to develop strategies to minimize the impact potential changes to existing Chinese laws regulating foreign investments might have.

* * *

Uncertainties with respect to the PRC legal system could adversely affect us.

* * *

Furthermore, and as discussed above in “Risk Factors—Proposed legislation in the PRC could adversely affect our corporate structure, corporate governance and business operations,” MOFCOM, released in January 2015 a discussion draft of the proposed Foreign Investment Law, which, if enacted, would replace existing laws regulating foreign investments in China with a uniform law. The proposed legislation could affect a wide range of foreign entities, including our Company, and investments generally in China.

Registration Fee Table

2.	We note the added disclosure regarding the warrants to be issued to NMS Capital Advisors, LLC pursuant to an investment banking agreement. It does not appear that you are registering those warrants. Please advise us as to why you are not registering those warrants with this registration statement.

We acknowledge the comment and have revised the Registration Fee Table to include the warrants to be issued to NMS Capital Advisors, LLC. We have made additional revisions to the Registration Fee Table to include the warrants to be issued to the placement agent, Halcyon Cabot Partners.

Susan Block, Attorney Advisor

July 2, 2015

Prospectus Cover Page

3.	We note your response to our prior comment 2 and reissue the comment. We note the statement on the cover page that the offering will remain open until the earlier of “… (iii) , 2015, subject to extension upon agreement with the placement agent.” It appears that if you do not sell the minimum amount, you and your placement agent have discretion to indefinitely hold the offering open. Please note that Rule 10b-9(a)(2) requires a specified time period and date. For example, this can be accomplished by a date or indicating a certain amount of days from the date of effectiveness. Please revise or provide us your legal analysis as to how your disclosure regarding how long the offering will remain open complies with Exchange Act Rule 10b-9(a)(2).

We acknowledge the comment and have revised the Registration Statement to disclose that the offering will end no later than October 31, 2015.

Related Party Transactions, page 83

4.	We note your response to our prior comment 6. Please disclose all reportable transactions as of the most recent practicable date or tell us why you are not required to disclose any transactions that have occurred after December 31, 2014. We note that you appear to continue to limit the disclosure in this section to the end of the periods reported in your financial statements. Please refer to Item 404 of Regulation S-K.

We acknowledge your comment. We have revised the Registration Statement to include all reportable transactions as of June 15, 2015, the most recent practicable date.

Description Of Capital Stock, page 86

Placement Agent Warrants, page 88

5.	We note your response to our prior comment 4. Please reconcile the statement that “[s]uch amount may be reduced to no warrants” with the statement that the minimum number of warrants to be issued is 64,000. Please also revise similar statements on the cover page and throughout the prospectus. Please also explain how the amounts of warrants issued may be reduced to no warrants due to common stock being sold to investors with whom you have a previous relationship. Discuss how the potential reduction in warrants to be issued will be calculated. Explain if there is a formula or if it is pro rata, for instance.

We acknowledge the comment and have revised the Registration Statement to reflect the terms of the Company’s amended agreement with NMS Capital and the Company’s agreement with Halcyon Cabot Partners, our placement agent, dated June 2015. Pursuant to the terms of those agreements, we have agreed to sell to the placement agent at a price of $0.001 per warrant, placement agent warrants exercisable at a rate of one warrant per share to purchase 3.5% of the number of shares of common stock sold in the offering to investors introduced by the placement agent and 1% of the total shares of common stock sold to investors introduced by us. We will issue between 16,000 and 70,000 placement agent warrants in connection with the offering, depending on the number of shares of common stock sold.

Susan Block, Attorney Advisor

July 2, 2015

We have also agreed to issue 44,000 warrants to NMS Capital Advisors, LLC for pre-closing investment banking services, due diligence assistance and structuring services for a period that expires on the earlier of twelve (12) months following the date of their engagement or the closing of the offering.

United States Federal Income Taxation, page 92

Taxation of dividends and other distributions on our common stock, page 92

6.	We note your response to our prior comment 9 and reissue the comment. We do not see the revised disclosure to which you refer. It appears that much of this disclosure is limited to “taxable years beginning before January 1, 2011.” We note similar language “assuming the renewal of current capital gains rates prior to their scheduled expiration at the end of 2010” on page 85. Please revise or advise.

We acknowledge your comment. The revised language we intended to insert into the Registration Statement was unintentionally deleted. We have revised the Registration Statement. The new disclosure is found on page 99 and reads as follows:

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the shares of common stock, are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, shares of common stock are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our shares of common stock, including the effects of any change in law after the date of this prospectus.

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Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the shares of common stock. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the shares of common stock for more than one year, you will be eligible for (a) reduced tax rates of 0% (for individuals in the 10% or 15% tax brackets), (b) higher tax rates of 20% (for individuals in the 39.6% tax bracket) or (c) 15% for all other individuals. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

Susan Block, Attorney Advisor

July 2, 2015

Exhibit Index

7.	We note that the Exhibit Index indicates that many exhibits were “previously filed.” Please note that you must file all exhibits previously submitted with your draft registration statement with your publicly filed S-1. Please include these exhibits in your next amendment.

We acknowledge your comment and have filed with the Amendment all exhibits that had been marked “previously filed.” Such exhibits have been marked in the Amendment as “filed herewith.”

The Registrant is eager to complete the registration process. Thank you in advance for your assistance in reviewing this response and the First Amendment to the Registration Statement on Form S-1.

Should you have any questions with respect to the above responses, please contact me.

Sincerely,

/s/ Yuying Zhang

Yuying Zhang